December 17, 2021

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Offering Statement on Form 1-A
File No. 024-11439

Dear Mr. Alper:

On behalf of RAD Diversified REIT, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Monday, January 20, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Dutch Mendenhall

President and Chief Executive Officer

RAD Diversified REIT, Inc.

cc:

Fanni Koszeg

CrowdCheck Law, LLP